[LETTERHEAD OF WILLKIE FARR & GALLAGHER]







VIA CERTIFIED MAIL, RETURN RECEIPT REQUESTED
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February 7, 2003


John Reynolds
Assistant Director
Office of Small Business
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:  Withdrawal of Registration Statement on Form SB-2/A
     (File Number: 333-60468)
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Ladies and Gentlemen:

On behalf of Wentworth I, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Company"), we, as counsel for the Company named in the Amendment No. 3 to the Registration Statement on Form SB-2/A filed with the Securities and Exchange Commission on August 8, 2001 and declared effective on August 21, 2001 (the "Registration Statement"), hereby request that the Registration Statement and all exhibits filed in connection therewith be withdrawn pursuant to Rule 477 of the Securities Act of 1933, as amended (the "Securities Act").

The Company has advised us that it has decided to request the withdrawal of the Registration Statement due to its inability to consummate an acquisition within the 18 month time period set forth in Rule 419(e)(2)(iv) of the Securities Act. In accordance with such rule, funds held in escrow shall be returned to the investors (the Company shall retain 10% of proceeds raised in accordance with Rule 419(b)(2)(vi)). As set forth in Rule 477(c), no securities were sold in connection with the offering because no sales were finalized as result of consummation of an acquisition.

Please acknowledge receipt of this letter by date stamping the enclosed copy of this letter provided for that purpose and returning it in the enclosed self-addressed stamped envelope.



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Securities and Exchange Commission
February 7, 2003
Page 2


If you have any questions or comments with respect to this filing, please do not hesitate to contact the undersigned at (212) 728-8181.

Very truly yours,

/s/ Jay B. Straus

Jay B. Straus
Associate, Willkie Farr & Gallagher


cc:  Kevin R. Keating
     Spencer I. Browne
     William H. Gump